August 1, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal Innovator ETFs Trust Post-Effective Amendment No. 190 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to 477 of Regulation C under the Securities Act of 1933, as amended, on behalf of Innovator Russell 2000 Buffer ETF™ – ______, and Innovator Russell 2000 Ultra Buffer ETF™ – ______ (collectively the “Funds”), Innovator ETFs Trust (the “Trust”) submits this application for withdrawal of the Post-Effective Amendment No. 190 originally filed with the Securities and Exchange Commission on February 7, 2019. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

H. Bruce Bond

President